Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

Canadian Zinc Corporation (the “Company”)
Suite 1710 – 650 West Georgia Street Vancouver
British Columbia, V6B 4N9

ITEM 2.	DATE OF MATERIAL CHANGE

December 21, 2017

ITEM 3.	NEWS RELEASE

On December 22, 2017, an announcement reporting the material change was issued and filed on SEDAR and distributed through the facilities of Canada NewsWire.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Company entered into a financing agreement ("Project Bridge Loan") and an investor agreement ("Investor Agreement") with Resource Capital Fund VI L.P. ("RCF") pursuant to which RCF has agreed to provide an interim non-convertible project loan to the Company of US$10 million.

ITEM 5.1	FULL DESCRIPTION OF MATERIAL CHANGE

Description of the Transaction

On December 21, 2017 the Company entered into a Project Bridge Loan with RCF pursuant to which RCF has agreed to provide an interim non-convertible project loan to the Company of US$10 million which will be used for the ongoing development of the Prairie Creek Zinc-Lead-Silver Project in the Northwest Territories, Canada.

Use of proceeds of the financing will focus on further engineering work to improve project confidence while the Company completes the senior project financing package for the Prairie Creek Mine and established the construction and development management team.

The Project Bridge Loan will bear interest at a rate of 8%, payable quarterly, and will mature on January 31, 2019. The Project Bridge Loan is secured by a charge on the Prairie Creek property and contains customary affirmative and negative covenants and events of default.

The Company also entered into an Investor Agreement with RCF which contains various rights granted to RCF, including among other things: a period of exclusivity to work with the Company to define the terms of RCF's future participation in the project financing of the Prairie Creek Mine, on terms and conditions to be agreed by the Company and RCF; participation rights in favor of RCF to maintain its pro rata shareholding interest in the Company for as long as it remains a significant shareholder; the right to nominate one member to the board of directors of the Company; and certain other project oversight rights.

RCF and the Company remain in discussion regarding the further participation of RCF in future project financings, including any project development facility, which participation may be subject to receipt of shareholder approval if required by any regulatory authority and approval of the Toronto Stock Exchange, and certain other conditions.

Related Party Disclosure

As of the date of the Project Bridge Loan, RCF held 51,630,000 common shares of the Company, representing approximately 19.4% of the Company's issued and outstanding shares. Accordingly, RCF was a "related party" of the Company as defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101") and the Project Bridge Loan was a "related party transaction" under MI 61-101. The Project Bridge Loan was considered and unanimously approved by the Company's board of directors. The Project Bridge Loan is not subject to the formal valuation requirement of MI 61-101 and is exempt from the minority shareholder requirements of MI 61-101 pursuant to the exemption contained in s. 5.7(f) (Loan to Issuer, No Equity or Voting Component). The Project Bridge Loan will not have any effect on the number of shares of the Company owned by RCF.

The Company did not file a Material Change Report more than 21 days before the expected closing of the Project Bridge Loan as the details of the transaction were not settled until shortly prior to closing and the Company wished to close the Project Bridge Loan on an expedited basis for sound business reasons.

ITEM 5.2	DISCLOSURE FOR RESTRUCTING TRANSACTION

Not applicable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.	OMITTED INFORMATION

Not applicable.

ITEM 8.	EXECUTIVE OFFICER
Contact:	John F. Kearney, Chairman and Chief Executive Officer Telephone: (416) 362-6686
ITEM 9.	DATE OF REPORT

December 28, 2017.

Canadian Zinc US$10 Million Interim Financing for Prairie Creek Mine

CZN-TSX
CZICF-OTCQB

•	Investor Agreement with Resource Capital Fund VI L.P.
•	US$10 million Project Bridge Loan with RCF VI
•	Exclusivity to RCF VI on future project development financing
•	Project bank debt financing discussions underway

VANCOUVER, Dec. 22, 2017 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) is pleased to announce that it has entered into a financing agreement ("Project Bridge Loan") and an investor agreement ("Investor Agreement") with Resource Capital Fund VI L.P. ("RCF VI") pursuant to which RCF VI has agreed to provide an interim non-convertible project loan to Canadian Zinc of US$10 million which will be used for the ongoing development of the Prairie Creek Zinc-Lead-Silver Project in the Northwest Territories, Canada.

Use of proceeds of the financing will focus on further engineering work to improve project confidence while the Company completes the senior project financing package for the Prairie Creek Mine and establishes the construction and development management team.

The Project Bridge Loan will bear interest at the rate of 8%, payable quarterly, and will mature on January 31, 2019. The loan is secured by a charge on the Prairie Creek property and contains customary affirmative and negative covenants and events of default.

The Investor Agreement with RCF VI contains various rights granted to RCF VI, including among other things: a period of exclusivity to work with the Company to define the terms of RCF VI's future participation in the project financing of the Prairie Creek Mine, on terms and conditions to be agreed by the Company and RCF VI; participation rights in favor of RCF VI to maintain its pro rata shareholding interest in the Company for as long as it remains a significant shareholder; the right to nominate one member to the board of directors of the Company; and certain other project oversight rights.

RCF VI and Canadian Zinc remain in discussions regarding the further participation of RCF VI in future project financings, including any project development facility, which participation may be subject to receipt of shareholder approval if required by any regulatory authority and approval of the Toronto Stock Exchange, and certain other conditions.

John Kearney, Canadian Zinc's Chairman and CEO, commented, "This financing commitment from RCF is a strong vote of confidence in the Prairie Creek project by the Company's largest shareholder RCF VI, a fund managed by RCF, a highly respected mining finance group. The Investor Agreement with RCF VI provides the way forward to put in place the senior project financing to maintain the momentum directed at completing construction of the Project and bringing the Prairie Creek Mine into production by mid-2020".

Ross Bhappu, Head of Private Equity Funds at RCF said, "RCF VI's financial support has actively helped multiple global mining projects move into production over the past 5 years and RCF is excited to be working with Canadian Zinc as a financial and technical partner to support the construction of Prairie Creek, a future zinc, lead and silver source which we believe will be important to supply".

Resource Capital Funds ("RCF") is a group of commonly managed private equity funds, established in 1998 with a mining sector specific investment mandate spanning all hard-mineral commodities and geographic regions. Since inception, RCF has supported 166 mining companies, with projects located in 51 countries and across 29 commodities. The sixth fund, Resource Capital Fund VI L.P. ("RCF VI") with committed capital of $2.04 billion, is now being invested.

Further information about RCF can be found on its website (www.resourcecapitalfunds.com). RCF aims to partner with companies to build strong, successful and sustainable businesses and in doing so strives to earn superior returns for all shareholders. RCF VI currently holds 19.7% of Canadian Zinc's shares.

Project Financing

CZN has retained HCF International Advisers Limited ("HCF"), a leading corporate finance firm based in London, UK and focused on the global natural resources and infrastructure sectors, as its adviser in securing bank debt or other project debt financing for the construction of the Prairie Creek Mine and HCF is currently engaged in advanced discussions with several finance providers. It is anticipated that up to 70% of the estimated capital required to complete the Project could be supported by debt financing.

Sandstorm Gold Ltd. ("Sandstorm"), which provides financing to mining companies through stream and royalty agreements, currently holds a 1.2% net smelter returns royalty ("NSR") on the Prairie Creek Mine which it purchased in 2013 for US$10 million. In addition, as part of the Royalty Agreement, Sandstorm has a right of first refusal to purchase any metal stream based on production from the Prairie Creek property that Canadian Zinc may decide to sell to finance part of the capital cost to develop the Prairie Creek Mine.

In connection with the Project Bridge Loan and the Royalty Agreement, Sandstorm and RCF have agreed to enter into an Inter-Creditor Agreement reflecting certain agreed intercreditor principles.

Feasibility Study Highlights

On September 28, 2017 Canadian Zinc announced the preliminary results of its 2017 Feasibility Study ("2017 FS") which indicate notable improvements compared to the Preliminary Feasibility Study completed in 2016 ("2016 PFS") and confirm that the Prairie Creek Mine can support a significant increase in the mining rate and mill throughput that will enable production of higher quantities of zinc, lead and silver, and at lower operating cost as compared to the mine plan presented in the 2016 PFS. The Capital cost was estimated at $279 million, including contingency. The development and construction period is estimated at 2.5 years and, subject to completion of financing, the start-up of mine production is projected for mid-2020.

The 2017 FS Mine Plan covers a 15-year LOM from mill start-up with a focus on optimizing the LOM grade profile. During the first 10 years of production, the expanded mill throughput results in the following as compared to the 2016 PFS:

•	Higher average annual metal production (zinc 95M lbs. and lead 105M lbs.).
•	Average annual total contained lead in both zinc and lead concentrates is 105 million pounds per year, an increase of 23 million pounds, while the average annual production of silver is also increased 25% to 2.1 million ounces per year.
•	Average annual total contained zinc in both zinc and lead concentrates increased by approximately 7% from 82 million pounds to 88 million pounds per year.

The 2017 FS indicates many financial improvements from the 2016 PFS:

•	Cumulative net revenue over the life of the mine increased by $325 million to $3 billion and cumulative undiscounted cash flow, pre-tax, up $190 million to $900 million, an increase of over 30%, at base case metal prices of zinc=US$1.10/lb., lead=US$1.00/lb., and silver=US$19.00/oz.
•	The pre-tax NPV, discounted at 8%, increased 21% to $344 million, with an IRR of 23.8%, while the NPV post-tax and royalties, discounted at 8%, increased 22% to $188 million, with an IRR of 18.4%.
•	Capital cost increased by $35 million (14%) to $279 million, including contingency, primarily because of the expansion in mine and mill throughput and accelerated mine development.
•	The post-tax payback period was reduced by five months to 4.6 years from mill start-up.

A Technical Report Study prepared in accordance with National Instrument 43-101 Standards for Disclosure for Mineral Projects ("NI 43-101") reporting the results of the 2017 Feasibility was filed on SEDAR on October 31, 2017.

Forward-Looking Information

This News Release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources and reserves, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

This News Release includes resource and reserve information that has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the "Securities Act"). Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Statements about the Company's planned/proposed Prairie Creek Mine operations, which includes future mine grades and recoveries; the Company's plans for further exploration at the Prairie Creek Mine and other exploration properties; future cost estimates pertaining to further development of the Prairie Creek Mine and items such as long-term environmental reclamation obligations; financings and the expected use of proceeds thereof; the completion of financings and other transactions; the outlook for future prices of zinc, lead and silver; the impact to the Company of future accounting standards and discussion of risks and uncertainties around the Company's business are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, the Company's actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. You should not place undue reliance on these forward-looking statements.

The Company cautions that the list of factors set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Company's public filings with the Canadian securities regulatory authorities, including its most recent Annual Report, quarterly reports, material change reports and press releases, and with the United States Securities and Exchange Commission (the "SEC"). In particular, your attention is directed to the risks detailed therein concerning some of the important risk factors that may affect its business, results of operations and financial conditions. You should carefully consider those risks, in addition to the other information in the Company's filings and the various public disclosures before making any business or investment decisions involving the Company and its securities.

The Company undertakes no obligation to revise or update any forward-looking statement, or any other information contained or referenced in this News Release to reflect future events and circumstances for any reason, except as required by law. In addition, any forecasts or guidance provided by the Company are based on the beliefs, estimates and opinions of the Company's management as at the date of this News Release and, accordingly, they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except as required by law, the Company undertakes no obligation to update such projections if management's beliefs, estimates or opinions, or other factors should change.

SOURCE Canadian Zinc Corporation

View original content with multimedia: http://www.newswire.ca/en/releases/archive/December2017/22/c3794.html

%CIK: 0000910569

For further information: John F. Kearney, Chairman & Chief Executive, (416) 362-6686, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7; Alan B. Taylor, Vice President Exploration & Chief Operating Officer, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree: 1-866-688-2001; Steve Dawson, Vice President, Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7; E-mail: invest@canadianzinc.com, Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 16:01e 22-DEC-17